May 5, 2010
Via EDGAR filing
Mr. Jay Mumford
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agilysys, Inc. Form 10-K for the fiscal year ended March 31, 2009 Filed June 9, 2009 File No. 0-05734 Response to Comment Letter dated April 19, 2010
Dear Mr. Mumford:
     Agilysys, Inc. (“we,” “us,” “our,” or the “Company”) is submitting this letter in response to the comment letter from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 19, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the Commission on June 9, 2009.
     The numbered paragraphs and headings set forth below correspond to the headings in the Comment Letter. For the convenience of the Staff, we have reproduced the comment in bold below, followed by the Company’s response.
     We understand that the purpose of the review is to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings.
     In connection with our responses, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings and in this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Mumford
Securities and Exchange Commission
April 19, 2010

Form 10-K for the fiscal year ended March 31, 2009
Exhibits
1.	We note your response to prior comment 11. However, it remains unclear why you do not need to file this agreement. Please expand your analysis to discuss in detail the provisions of Item 601(b)(10)(ii)(B) of Regulation S-K. For example, in light of your description of the agreement, it appears you may be “substantially dependent” upon the agreement and it may be for purchasing the “major part” of your requirements for goods which would appear to require you to file such agreement as an exhibit.
Response:
In response to the Staff’s comment, we are not substantially dependent on the product procurement agreement with Arrow Electronics (the “Agreement”). Item 601(b)(10)(ii)(B) of Regulation S-K requires disclosure of contracts upon which a registrant’s business is substantially dependent, as in the case of continuing contracts to purchase the major part of goods ... “upon which registrant’s business depends to a material extent.”
At the time we sold our $1 billion distribution business to Arrow, as a component of the Agreement, we committed to purchase at least $330 million (potentially adjusted downward for product availability) of products and services from Arrow each year for a five-year period ending in March 2012. The margin on our future business was factored into Arrow’s valuation assessment of our distribution business. The Agreement includes a mechanism for terminating our purchase obligations and does not require us to exclusively purchase any products and services from Arrow.
All original equipment manufacturers (“OEMs”), including IBM, HP and Sun, require value added resellers such as Agilysys to purchase certain designated products and services (which represent approximately 76% of our total cost of goods sold) from a Tier I distributor, or directly from the OEMs, and such products and services are designated by the OEMs in the technology industry based on the level of control over distribution that the OEMs require. There are approximately six Tier I distributors of the designated products and services, and all value added resellers are limited to these choices of Tier I distributors if they do not purchase directly from the OEM, which may not be cost advantageous. The limited choice makes it likely that we would do business with Arrow even without the Agreement. Prior to the Agreement, we purchased the designated products and services directly from HP and IBM through our own distribution business. After we sold the distribution business, at the insistence of most of our OEMs, we purchased the designated products and services through a distributor rather than buying direct.
Since all of the designated products and services can be purchased from multiple sources, Agilysys’ business does not “depend” on the Agreement. Rather, the Agreement with Arrow is purely a function of (1) Arrow’s desire to ensure that we did not offer our business to a competitor, and (2) the industry in which we operate and the requirements of doing business in the OEM’s industry.

Mr. Jay Mumford
Securities and Exchange Commission
April 19, 2010

Further, if Arrow were to discontinue doing business or terminate the Agreement, we could replace 100% of our designated products and services purchases with another Tier I distributor in a very short time-frame — less than one week — and with no disruption to our business. Alternatively, we could purchase directly from the OEMs. There are no restraints that bar our immediate access to alternative sources, as is customary in manufacturing environments, such as tooling, dies, molds or machinery uniquely associated with the products and services we resell.
While we assert that we are not dependent on the Agreement, we will revise our risk factor related to the Agreement in our 10-K filing, updated as appropriate in future filings, as follows to highlight the financial risk involved with not meeting our purchase commitment under the Agreement:
We continue to maintain a long-term product procurement commitment with Arrow Electronics, Inc.
We have entered into a long-term product procurement agreement with Arrow Electronics, Inc. (“Arrow”), which sets forth certain pricing and rebates, subject to certain terms and conditions. In addition, the agreement requires us to purchase a wide variety of products totaling a minimum of $330 million per year through fiscal 2012. If we do not meet the minimum purchase requirements of this product procurement agreement, other than for certain reasons that are not within our control, we will be required to pay Arrow an amount equal to 1.25% of the shortfall in annual purchases, which could materially impact our financial position, results of operations, and cash flows. If this agreement is terminated, adequate alternative supply sources exist and therefore, it would not have a material adverse effect on our access to products, financial position, results of operations, or cash flows.
     We hope that the foregoing has been responsive to your comments. Questions or comments concerning any matter with respect to our responses to the Staff’s comments may be directed to me at 440.519.8327. Comments may also be sent to my attention via facsimile to 440.519.8619.

Respectfully submitted,
/s/ Kenneth J. Kossin, Jr.
Kenneth J. Kossin, Jr.
Senior Vice President and Chief Financial Officer